U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

Appointment of Agent for Service
of Process and Undertaking

A.	Name of issuer or person filing (the “Filer”): TRIPLE FLAG PRECIOUS METALS CORP.

B.	This is [check one]:

☒	an original filing for the Filer

☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this form is being filed:

Name of Registrant:	Triple Flag Precious Metals Corp.

Form Type:	Registration Statement on Form F-10

File Number (if known):	333-296278

Filed by:	Triple Flag Precious Metals Corp.

Date Filed (if filed concurrently, so indicate):	May 27, 2026 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at

TD Canada Trust Tower

161 Bay Street, Suite 4535

Toronto, Ontario, Canada M5J 2S1

(416) 304-9741

E.	The Filer designates and appoints Triple Flag USA Royalties Ltd. (the “Agent”), located at

Triple Flag USA Royalties Ltd.

c/o Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York 10036

(212) 880-6000

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on May 27, 2026 (the “Form F-10”) or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10; the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Toronto, Ontario, Country of Canada on this 27th day of May, 2026.

Filer:

TRIPLE FLAG PRECIOUS METALS CORP.

By:	/s/ Eban Bari
	Name:	Eban Bari
	Title:	Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated:

TRIPLE FLAG USA ROYALTIES LTD.

as agent for service of process

By:	/s/ C. Warren Beil
	Name:	C. Warren Beil
	Title:	Director

Dated: May 27, 2026